Item 7: <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

   ii. conditions, including any price conditions (<u>e.g.,</u> how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

   iii. order types designed not to remove liquidity (<u>e.g.,</u> post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

   iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

   v. whether an order type is eligible for routing to other Trading Centers;

   vi. the time-in-force instructions that can be used or not used with each order type;

   vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

   viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

MOON only supports limit <u>and pegged </u>orders. <u>Pegged orders are described below. </u>These orders may be entered with (i) reserve quantity instructions and (ii) Time-in-Force ("TIF") instructions such as Immediate or Cancel ("IOC"), Good Until Expiration ("GTX"), or Good to Cancel ("GTC"). Orders are executed in price/time priority at the posted order's displayed price.

For reserve orders, GTX and GTC orders may be entered with a display size, smaller than the full order size. Upon an execution at the displayed size, the order is subsequently refreshed from the reserve quantity (undisplayed quantity) until exhausted. These orders lose time priority, meaning each 'refresh' from the reserve quantity receives a new timestamp.

IOC orders can remove liquidity on entry. Any remaining quantity after the execution will be canceled. GTX and GTC orders can remove liquidity on entry, if there is a matching order already on the book. If there is no execution upon entry, or if there is a remaining quantity after the initial execution, GTX and GTC orders will subsequently post. GTX and GTC orders function identically except for how the remaining unexecuted quantity closes out and is communicated back to the Subscriber. For GTX orders, any remaining unexecuted quantity will expire at the close of the overnight trading session, with notice of the expiration sent to the Subscriber. For GTC orders, any remaining unexecuted quantity will be automatically cancelled back to the Subscriber at the close of the overnight trading session.

Any IOC, GTX, or GTC orders received outside the MOON operating hours are rejected. IOC orders entered between 7:30 P.M. to 8:00 P.M. E.T. are rejected. GTX and GTC orders entered between 7:30 P.M. and 8:00 P.M. E.T. are inactive until 8:00 P.M. E.T. Trading begins at 8:00 P.M. E.T.

Because there is no NBBO during the overnight session, the ATS calculates a consolidated best bid and offer ("CBBO"). The CBBO consists of MOON top of book data and top of book data from any external market center from which MOON receives market data. The CBBO serves as the best available bid and ask prices for matching and routing orders on the ATS. The ATS will match a subscriber's order with the best priced order on MOON or improve upon the Subscriber's order price. Alternatively, OTC Link will route a subscriber's order to an external market center displaying a better price than MOON.

Actual trade prices executed during overnight sessions are based on the CBBO at the time of the trade based on price/time priority. See Part III, Item 16 for more information on routing.

MOON offers pegged orders that automatically adjust their price based on the CBBO. Pegged orders can be either midpoint peg or primary peg orders. Midpoint Peg orders do not display and can be executed at the midpoint or better of the Consolidated Best Bid and Offer (CBBO). Primary Peg orders can be either displayed or non-displayed, as per the subscriber's instruction. A buy Primary Peg order executes at the consolidated best bid and a sell Primary Peg order executes at the consolidated best offer. Pegged orders must be entered with an ultimate limit price, beyond which the order cannot be executed. Pegged orders are automatically repriced in response to changes in the CBBO. Such repricing affects the order's priority, as it receives a new timestamp, as described above.

MOON does not accept amendments/modifications to orders. Instead, orders can be cancelled/replaced, generating a new order ID and timestamp. GTX and GTC orders can be canceled/replaced by the Subscriber for price, size, and/or display size. Cancelled/Replaced orders receive a new order ID and new timestamp (i.e., order loses its original priority in the order book).

Orders may also include three optional execution instructions: 1) Post Only, 2) IOC after Cancel/Replace or 3) Self-Trade Prevention.

1) Post-Only orders are only possible with GTX and GTC TIFs. Post-Only GTX and GTC orders can only post (i.e., add liquidity) and cannot remove liquidity on entry. If the order is marketable on entry, it is rejected.

2) If a GTX or GTC order with the 'IOC after Cancel/Replace' execution instruction is cancelled/replaced, the GTX or GTC order would then cancel if not immediately executed after being replaced.

3) MOON offers self-trade prevention (a.k.a. anti-internalization) that can be enabled at the Subscriber's discretion in four ways (as referenced in Part III, Item 14).

A) Cancel/Reduce: When enabled, the following cancel/reduce method will be used: 1) If the size of the incoming order is less than the resting order, the incoming order will be canceled, and the resting order will be reduced by the size of the canceled incoming order; 2) If the size of the incoming order is greater than the resting order, the resting order will be canceled, and the incoming order will be reduced by the size of the canceled resting order; 3) If the size of the incoming order is the same as the resting order, both the incoming order and the resting order will be canceled. The Subscriber can use this method (i) on an order-by-order basis (ii) for all orders or (iii) for all orders during a given session.

B) Cancel Incoming: When enabled, the incoming order is cancelled and the resting order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

C) Cancel Resting: When enabled, the resting order is cancelled, and the incoming order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

D) Cancel both Incoming and Resting: Both the incoming and resting orders are cancelled, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

Orders are rejected if they contain instructions or order attributes that are not supported by MOON (e.g., invalid stock symbol, invalid TIF, post-only that locks or crosses). Orders can be canceled either by the Subscriber upon request, or automatically by the system (in the circumstances described below). There are three ways an order can be automatically canceled by the system: 1) the symbol is halted (all open orders in that symbol from all Subscribers are canceled), 2) the Subscriber's FIX session, if enabled for "cancel on disconnect," disconnects (all open orders entered via the disconnected FIX session are canceled), and 3) for open GTX and GTC orders, any remaining unexecuted quantity either expires or is automatically canceled back to the Subscriber, respectively, at the close of the overnight session.

All Subscribers have access to all order types regardless of connectivity.

Item 11: <u>Trading Services, Facilities and Rules</u>

a. **Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.**

MOON operates a fully automated electronic limit order book that continuously matches and facilitates the execution of Subscriber buy and sell orders on an agency basis. MOON does not act in any other capacity (i.e., principal, riskless principal). MOON makes all eligible NMS stocks available for trading. The ATS only allows Subscribers to connect via FIX to enter limit orders <u>or pegged orders</u> that match in a matching engine. All Subscribers are FINRA registered broker-dealers. The ATS will begin trading on November 18th, pursuant to the roll-out schedule set forth at: https://www.otcmarkets.com/otc-link/moon-overnight.

Posted orders are published on a Depth of Book feed and attributed to the posting Subscriber. The best priced buy and sell orders are aggregated and published on a Top of Book feed. As such, the Top of Book feed is not attributable to specific Subscribers. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the operations of the system as described herein.

Item 15: <u>Display</u>

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

MOON only supports limit <u>and pegged</u> orders. OTCM provides real-time distribution of two types of MOON market data: top-of-book (i.e., "Level 1") and depth-of-book (i.e., "Level 2"). Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes when an order is added, replaced, canceled, and/or executed. Non-executable orders are not distributed through MOON Market Data Feeds; see Part III, Item 11(c) above for more information. <u>Midpoint peg orders are also non-displayed at the midpoint or better of the CBBO. Primary peg orders may be either displayed or non-displayed, at the Subscriber's instruction.</u>

Orders are displayed until canceled, cancel/replaced, executed, or expired. Odd lot orders are disseminated in the depth-of-book feed and may be aggregated and displayed in the top-of-book feed, as applicable. Information on orders displayed includes: 1) Time, 2) Order Id, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price, 7) Firm Id (or MOON if the order is anonymous). Firm Id corresponds to the Subscriber's MPID. OTCM does not have visibility into the MPID for anonymous orders, see Part III, Item 11(a) and Part II, Item 7 above for more information.

GTX and GTC orders are displayed with the MPID of the entering firm. A Subscriber can place an optional flag to be added to the order to have it display anonymously with the MOON MPID as referenced in Part II, Item 7.

The MOON Market Data Feeds disseminate security information prior to accepting orders at 7:30 P.M. E.T. (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. E.T., the MOON Market Data Feeds only send updates to the eligible security list, if any. From 8:00 P.M. - 4:00 A.M. E.T., OTCM sends the MOON Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed.

MOON Market Data Subscribers include MOON broker-dealer subscribers that subscribe to MOON for the purpose of transacting in securities, as well as entities that subscribe solely for access to the data. It is not a requirement for a MOON Market Data Subscriber to be a broker-dealer. Each MOON Market Data Subscriber is subject to the same terms of use. MOON Market Data Subscribers must subscribe by entering into a Market Data agreement with OTCM. OTCM disseminates the MOON Market Data Feeds to MOON Market Data Subscribers in one of two ways: directly from OTCM to the MOON Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. MOON Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from OTCM. OTCM offers MOON Market Data Subscribers the option to receive market data either directly from OTCM or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.

Item 23: <u>Market Data</u>

a. **Identify the sources of market data used by the NMS Stock ATS (<u>e.g.,</u> proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.**

MOON uses the Securities Information Processor (SIP) last sale reference prices. The BDO utilizes OneMarketData to supply SIP (CTA/UTP) data to be used as reference data on each trading day for each NMS stock that trades on MOON. These reference prices serve as a risk control measure, allowing MOON to reject any buy order that priced more than 20% above a security's reference price, and sell orders priced more than 20% below the security's reference price. For purposes of determining whether a security is eligible to trade on MOON, MOON also receives halt and corporate action information from the New York Stock Exchange and NASDAQ as applicable. Additionally, to determine the CBBO for order routing purposes, <u>and for pegged order pricing</u> MOON utilizes Level 1 data from Blue Ocean ATS, LLC (See Part III, Items 7, 11 and 16).